Exhibit 3.9

CERTIFICATE OF FORMATION

OF

ARAMARK ASIA MANAGEMENT, LLC

1.	The name of the limited liability company (the “Company”) is

ARAMARK Asia Management. LLC

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.	The purpose of the Company is to engage in any and all business in which limited liability companies are permitted under the Delaware Limited Liability Company Act.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 23rd day of August 2004.

By:	/s/ Lilly Dorsa
Lilly Dorsa Organizer

State of Delaware Secretary of State Division of Corporations Delivered 05:47 FM 08/23/2004 FILED 04:42 PM 08/23/2004 SRV 040615491 - 3845838 FILE